Exhibit 3.1

PTC INC.

AMENDMENT TO THE AMENDED AND RESTATED BY-LAWS

Amendment to Section 5.9

Amendment added the following to Section 5.9:

“Unless the corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.  Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 5.9.”